SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Neostem, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

640650305

(CUSIP Number)

Jinshu John Zhang, Esq.

Reed Smith LLP

355 South Grand Avenue, Suite 2900

Los Angeles, California 90071

(213) 457-8116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640650305	13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS: RimAsia Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 2,000,000(1)
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 2,000,000(1)
10 SHARED DISPOSITIVE POWER: 400,000(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,400,000(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.8%*
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 640650305	13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS: RimAsia Capital Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 2,000,000(1)
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 2,000,000(1)
10 SHARED DISPOSITIVE POWER: 400,000(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,400,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.8%*
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 640650305	13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS: RimAsia Capital Partners GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 2,000,000(1)
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 2,000,000(1)
10 SHARED DISPOSITIVE POWER: 400,000(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,400,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.8%*
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 640650305	13D	Page 5 of 8

1	NAMES OF REPORTING PERSONS: Eric H.C. Wei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 2,000,000(1)
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 2,000,000(1)
10 SHARED DISPOSITIVE POWER: 400,000(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,400,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.8%*
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D	Page 6 of 8

This Amendment No. 1 on Schedule 13D/A (the “Schedule 13D”) amends and supplements the Schedule 13D originally filed with the Securities Exchange Commission on December 5, 2009 (the “Original Schedule 13D”) by and on behalf of RimAsia Capital Partners, L.P., a Cayman Islands exempted limited partnership (“RimAsia LP”), RimAsia Capital Partners GP, L.P., a Cayman Islands exempted limited partnership (“RimAsia GP”), RimAsia Capital Partners GP, Ltd., a Cayman Islands exempted company (“RimAsia Ltd.”) and Eric H.C. Wei (“Wei”; the foregoing collectively “RimAsia”). RimAsia GP is the general partner of RimAsia LP. RimAsia Ltd. is the general partner of RimAsia GP. Wei is the sole director of RimAsia Ltd. and may be deemed to have sole power to vote certain of the shares reported. The Original Schedule 13D is hereby amended and supplemented to reflect the exercisability of warrants purchased through a private placement on September 2, 2008.

Item 1	Security and Issuer:

Warrants to purchase Common Stock, par value $.001 per share, of Neostem, Inc. (“Common Stock”)

Address of Issuer’s Principal Executive Offices:

420 Lexington Avenue Suite 450 New York, NY 10170 United States

Item 3	Source and Amount of Funds or Other Consideration

On September 2, 2008, Neostem, Inc. (the “Issuer”) completed a private placement of securities in which $1,250,000 in gross proceeds was raised. Pursuant to the private placement, RimAsia LP acquired one million units (the “Units”) at a per Unit price of $1.25. Each Unit comprised of one share of the Company’s Common Stock and one redeemable five-year warrant at a purchase price of $1.75 per share (the “Warrants”). The Warrants were not exercisable until March 2, 2009.

Item 4	Purpose of Transaction

The Warrants were issued in connection with RimAsia LP’s initial investment in the Issuer.

Item 5	Interest in Securities of the Issuer.

(a) and (b) (Number and Percentage of Class of Securities Beneficially Owned and Power as to Voting and Disposition)

Amount Beneficially Owned: RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei may be deemed the beneficial owners of 2,400,000 shares of Common Stock. (2)

Percent of Class: RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei may be deemed the beneficial owners of 32.8% of the outstanding shares of Common Stock.*(2)

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 2,000,000 shares of Common Stock beneficially owned.(1)

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have no shared power to vote or direct the vote of shares of Common Stock.

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have shared power to dispose or direct the disposition of 400,000 shares of Common Stock beneficially owned.(3)

*       Calculated based on 7,315,006 shares of Issuer’s Common Stock outstanding as of November 14, 2008.

(1)    Consists of 1,000,000 shares of the Issuer’s Common Stock and warrants to purchase 1,000,000 shares of the Issuer’s Common Stock. Each Reporting Person disclaims beneficial ownership, except to the extent of its or his pecuniary interest therein.

(2)    Consists of (i) 1,000,000 shares of the Issuer’s Common Stock, (ii) warrants to purchase 1,000,000 shares of Issuer’s Common Stock and (iii) 400,000 shares of Common Stock owned by EET and pledged to RimAsia LP. Each Reporting Person disclaims beneficial ownership, except to the extent of its or his pecuniary interest therein. See Item 6 for further information.

(3)    Consists of 400,000 shares of the Issuer’s Common Stock Owned by EET and pledged to RimAsia LP. Each Reporting Person disclaims beneficial ownership, except to the extent of his or its pecuniary interest therein see Item 6 for further information.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2009

RIMASIA CAPITAL PARTNERS, L.P.

By:	RimAsia Capital Partners GP, L.P.
its general partner

By:	RimAsia Capital Partners GP, Ltd.
its general partner

	By:	/s/ Eric Wei
	Name:	Eric H.C. Wei
	Title:	Director

RIMASIA CAPITAL PARTNERS GP, L.P.

By:	RimAsia Capital Partners GP, Ltd.
its general partner

	By:	/s/ Eric Wei
	Name:	Eric H.C. Wei
	Title:	Director

RIMASIA CAPITAL PARTNERS GP, LTD.

By:	/s/ Eric Wei
Name:
Title:	Director

/s/ Eric Wei
Eric H.C. Wei